UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EMBARCADERO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

290787100

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule	13d-1(b)

☐    Rule 13d-1(c)

☑    Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 290787100	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nigel C. Myers

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b) N/A

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Joint USA and Trinidad & Tobago

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	5	SOLE VOTING POWER 4,032,955

REPORTING PERSON WITH	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 4,032,955

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,032,955

10

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES*

    The figure reported on line 9 does not include 74,545 shares beneficially owned by the Beneficiaries of The Myers “Limers” Trust. It does include 3,832,955 shares legally and beneficially owned by the Nigel Myers 2002 Irrevocable Trust in which Nigel C. Myers has a prospective reversionary interest.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.10%

12	TYPE OF REPORTING PERSON* IN

CUSIP No. 290787100	13G	Page 3 of 5 Pages

Item 1(a):          NAME OF ISSUER

Embarcadero Technologies, Inc.

Item 1(b):         ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

425 Market Street, Suite 425

San Francisco, CA 94105

Item 2(a):         NAME OF PERSON FILING

Nigel C. Myers

Item 2(b):         ADDRESS OF PRINCIPAL BUSINESS OFFICE

c/o Blaine Greenberg, Esq.

3400 Red Rose Drive

Encino, CA 91436

Item 2(c):        CITIZENSHIP

Joint USA and Trinidad & Tobago

Item 2(d):        TITLE OF CLASS OF SECURITIES

Common Stock, $0.001 par value

Item 2(e):        CUSIP NUMBER

290787100

Item 3: This	statement is not filed pursuant to Rules 13d-1(b) or 13d-2. Therefore, this item is not applicable.

Item 4: OWNERSHIP

(a)	Amount Beneficially Owned:
4,032,955	shares

(b)	Percent of Class
15.10%

CUSIP No. 290787100	13G	Page 4 of 5 Pages

(c) Number of Shares as to Which Such Person Has:
(i) sole power to vote or direct the vote:
4,032,955 Shares
(ii) shared power to vote or direct the vote
0 Shares
(iii) Sole power to dispose or to direct the disposition of:
4,032,955 Shares
(iv) Shared power to dispose or to direct the disposition of:
0 Shares
Item 5:	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being to report the fact that as of Date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6:	OWNERSHIP OF NOT MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Beneficiaries of The Myers “Limers” Trust have the right to receive the proceeds from the sale of 74,545 shares held by such trust, in accordance with the trust documents.
Item 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDING COMPANY
N/A
Item 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
N/A
Item 9:	NOTICE OF DISSOLUTION OF GROUP
N/A
Item 10:	CERTIFICATION
N/A

CUSIP No. 290787100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

March	4, 2003

Date

/s/ Nigel	C. Myers

Signature

Nigel	C. Myers

Name	(Typed)